September 2, 2020

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 09/02/20

Enclosures

[1] This submission serves as the required annual submission of Exhibit F. See Attachement for a comprehensive list of updates to these Exhibits.

Attachment

Summary of changes made to Exhibit F:

- New form added

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **09/02/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

20012463

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 09/02/20 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 09/02/20] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Individual Sole Proprietor Application – ADD

Cboe Exchange, Inc.
Individual Sole Proprietor Application

In order to become a Trading Permit Holder ("TPH") of Cboe Exchange, inc. ("Cboe Options") an applicant must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer ***every*** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD # or NFA #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

APPLICATION CHECKLIST

Items required for application approval:

- ☐ Individual TPH Application
- ☐ Full Form U-4, if not available on WebCRD
- ☐ Fingerprints
- ☐ Current Financial Statement or Focus Report
- ☐ SEC Broker/Dealer Application (Form BD)
- ☐ Appropriate qualification examination(s) and registration(s) on WebCRD
- ☐ Application Fee

  Please refer to 'Application-Related Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable.

Items required to become effective:

- ☐ Individual TPH Letter of Guarantee
- ☐ TPH Activation / Termination Form
- ☐ Trading Permit Request Form

Note: All application materials sent to Cboe Options will be reviewed for completeness.

Cboe Options may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 312.786.7449. In addition, please refer to Cboe's website at www.markets.cboe.com for additional information regarding the approval process.

Cboe Exchange, Inc
Individual Sole Proprietor Application

GENERAL INFORMATION		
Applicant Name:	CRD #:	NFA #:
Business Phone:	Alternate Phone:	
Email*: **Email addresses from a public domain (e.g. @gmail.com, @hotmail.com, @yahoo.com) will not be accepted.*		
Mailing Address:		
City:	State/Province:	Zip/Mail Code:
Country:		

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT
☐ Market Maker ☐ Proprietary TPH

DESIGNATED CLEARING FIRM	
Identify the Clearing Firm issuing the guarantee for the Applicant's activity of Cboe Options:	
Name:	OCC #:

QUESTIONS
Are you currently, or have you ever been, the subject of a legal proceeding? Please identify and describe all such legal proceedings whether or not they are or were related to your activities in the securities industry. For the purposes of this question, the term "legal proceeding" is intended to be construed broadly and would be deemed to include, but not be limited to, if you are or have been a party in a lawsuit or arbitration proceeding, if you are or have been the subject of a proceeding initiated by a government agency or as a result of a customer complaint, if you are or have been the subject of a criminal proceeding (including, but not limited to, any proceeding in which you were charged with, convicted of, or pled guilty or no contest to any misdemeanor, felony or other crime). ☐ Yes ☐ No If yes, describe:
Are you currently, or have you ever been, the subject of an investigation conducted by, or on behalf of, any securities exchange, self-regulatory organization ("SRO") under the Securities Exchange Act of 1934, any futures contract market, exchange or self-regulatory organization (hereinafter collectively referred to as "securities or futures SRO"), or any federal or state securities or futures regulatory agency or commission regarding your activities? ☐ Yes ☐ No If yes, describe:

Are you currently, or have you been, a party in a disciplinary proceeding conducted by, or on behalf of, any securities or futures SRO, or any federal or state securities or futures regulatory agency or commission regarding your activity? ☐ Yes ☐ No

If yes, describe:

Have you ever been sanctioned by any securities or futures SRO or any federal or state securities or futures regulatory agency or commission, including, but not limited to the following? ☐ Yes ☐ No

If yes, please check the appropriate box and describe: ☐ Bar ☐ Censure ☐ Fine ☐ Suspension

Are you a member of any national securities exchange, national securities association, or commodities exchange?

☐ Yes ☐ No

If yes, identify:

FINANCIAL INFORMATION

I. Debts to Exchange(s) or Exchange Participant(s) – verbal and written

Do you owe any monies to Cboe Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)? ☐ Yes ☐ No

If yes, please identify:

To Whom: ____ Amount: $____________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Do you owe any monies to any Cboe Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange? ☐ Yes ☐ No

If yes, please identify:

To Whom: ____ Amount: $____________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

II. Financing Arrangements

Cboe Options Rule 11.6 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 11.6 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If you are applying to be approved as a Market Maker, have you received any financing from, or made any financing arrangement with, any non-broker-dealer to finance your transactions as a Market Maker? ☐ Yes ☐ No

If yes, please describe:

If yes, have you filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the loan agreement? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

Securities and Exchange Commission ("SEC") Rule 15c3-1d governs the financing of a Cboe Options permit holder broker-dealer by another broker-dealer. Any Cboe Options broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with an approved by the Department of Regulatory Services. Subordinated Loan Agreement forms are available from the Department of Regulatory Services.

If you are applying to be approved as a broker-dealer, have you borrowed funds from any broker-dealer that are to be used for trading or other business purposes? ☐ Yes ☐ No

If yes, please describe:

If yes, have you filed a subordinated loan agreement with the Department of Regulatory Services with respect to this loan and obtained approval of the loan from that department? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

☐ I hereby state that I have read and understand the contents of this financial information and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a rule violation for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Cboe Options.**

Consent to Jurisdiction and Certifications

By executing this Application, the undersigned individual hereby agrees on behalf of himself/herself and his/her related parties as follows:

To abide by the bylaws and rules of Cboe Exchange, Inc. (“Cboe Options”) as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all my former employers and other persons to furnish to Cboe Options, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history, and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

I authorize Cboe Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity’s showing of proper authority and need) any information it may have concerning me, and I hereby release Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to Cboe Options and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, Cboe Options may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission’s “A Summary of Your Rights Under the Fair Credit Reporting Act” is available here.

I agree to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

I recognize that the statements in the application materials furnished to Cboe Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

____

Signature of Applicant

____

Printed Name

____

Date